Exhibit (a)(1)(G)

CONTACT:	Paul D. Baker
Comverse Technology, Inc.
810 Seventh Avenue
New York, New York 10019
(212) 739-1060

Comverse Technology Announces Extension of ZYPS Tender Offer

NEW YORK, NY, March 29, 2007 - Comverse Technology, Inc. (Pink Sheets: CMVT.PK) today announced it will extend until April 6, 2007 the expiration date of its previously announced cash tender offer for all of its outstanding Zero Yield Puttable Securities (ZYPSSM) Due May 15, 2023 (CUSIP Nos. 205862AK1 and 205862AL9) (the “Old ZYPS”) and New Zero Yield Puttable Securities (ZYPSSM) due May 15, 2023 (CUSIP No. 205862AM7) (the “New ZYPS”, and collectively with the Old ZYPS, the “ZYPS”) commenced in satisfaction of its obligations under the indentures governing the ZYPS. The tender offer will now expire at 5:00 p.m. New York City time on Friday, April 6, 2007, unless extended. Tenders of ZYPS must be made prior to the extended expiration time of the offer to purchase and may be withdrawn at any time prior to that time. Holders of ZYPS who tendered their ZYPS prior to the date of this release are NOT required to submit a new Letter of Transmittal to tender their ZYPS. To date, approximately $9,000 principal amount of Old ZYPS and approximately $34,000 principal amount of New ZYPS have been tendered and deposited in the tender offer.

Additional Information and Where to Find It

On March 2, 2007 the company commenced a cash tender offer for all of its outstanding ZYPS, upon the terms and conditions set forth in the Offer to Purchase and related Letter of Transmittal. The delisting of the company’s common stock from The NASDAQ Global Market was a Designated Event under the Indentures governing the ZYPS, and in order to satisfy its obligations under the Indentures, the company is offering to purchase all of its outstanding ZYPS at a purchase price of $1,000 in cash for each $1,000 principal amount of ZYPS tendered. The Offer was originally scheduled to expire at 5:00 p.m., New York City time, on March 30, 2007, and is now being extended until 5:00 p.m. New York City time on Friday, April 6, 2007. In connection with the tender offer, the company filed with the Securities and Exchange Commission (“SEC”) a Tender Offer Statement on Schedule TO dated March 2, 2007. The Tender Offer Statement and related exhibits, including the Notice of Designated Event and Offer to Purchase and Letter of Transmittal are available through the company, or its website, www.cmvt.com, or through the SEC’s Electronic Data Gathering Analysis and Retrieval system (“EDGAR”) at www.sec.gov.

The company retained D.F. King & Co., Inc. as the Information Agent for the tender offer. Questions regarding the tender offer and requests for documents in connection with the tender offer may be directed to D.F. King & Co., Inc. at (800) 829-6551 (toll free) or, for banks and brokers, (212) 269-5550 (call collect).

About Comverse Technology, Inc.

Comverse Technology, Inc. is the world’s leading provider of software and systems enabling network-based multimedia enhanced communication and billing services. The company’s Total Communication portfolio includes value-added messaging, personalized data and content-based services, and real-time converged billing solutions. Over 450 communication and content service providers in more than 120 countries use Comverse products to generate sales, strengthen customer loyalty and improve operational efficiency. Comverse Technology subsidiaries include: Verint Systems (Pink Sheets: VRNT.PK), a leading provider of analytic software-based solutions for communications interception, networked video security and business intelligence; and Ulticom (Pink Sheets: ULCM.PK), a leading provider of service essential signaling solutions for wireless, wireline, and Internet communications.

For additional information, visit the Comverse website at www.comverse.com or the Comverse Technology website at www.cmvt.com.

All product and company names mentioned herein may be registered trademarks or trademarks of Comverse or the respective referenced company(s).

Certain Risks and Uncertainties

This release contains “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. There can be no assurances that any forward-looking statements will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could affect the company include: the results of the investigation of the Special Committee, appointed by the Board of Directors on March 14, 2006, of matters relating to the company’s stock option grant practices and other accounting matters, including errors in revenue recognition, errors in the recording of deferred tax accounts, expense misclassification, the possible misuse of accounting reserves and the understatement of backlog; the impact of any restatement of financial statements of the company or other actions that may be taken or required as a result of such reviews; the company’s inability to file reports with the Securities and Exchange Commission; the effects of the delisting of the company’s Common Stock from NASDAQ and the quotation of the company’s Common Stock in the “Pink Sheets,” including any adverse effects relating to the trading of the stock due to, among other things, the absence of market makers; the right of holders of the company’s convertible debt (known as “ZYPS”) to require the company to repurchase their ZYPS as a result of the delisting of the company’s shares from NASDAQ at a repurchase price equal to 100% of the principal amount of ZYPS to be purchased; risks of litigation (including pending securities class actions and derivative lawsuits) and of governmental investigations or proceedings arising out of or related to the company’s stock option practices or any other accounting irregularities or any restatement of the financial statements of the company, including the direct and indirect costs of such investigations and restatement; risks related to the ability of Verint Systems Inc. to complete, and the effects of, the proposed merger with Witness Systems, Inc., including risks associated with integrating the businesses and employees of Witness if such merger is successfully completed; risks associated with integrating the businesses and employees of the Global Software Services division acquired from CSG Systems International, Netcentrex S.A. and Netonomy, Inc.; changes in the demand for the company’s products; changes in capital spending among the company’s current and prospective customers; the risks associated with the sale of large, complex, high capacity systems and with new product introductions as well as the uncertainty of customer acceptance of these new or enhanced products from either the company or its competition; risks associated with rapidly changing technology and the ability of the company to introduce new products on a timely and cost-effective basis; aggressive competition may force the company to reduce prices; a failure to compensate any decrease in the sale of the company’s traditional products with a corresponding increase in sales of new products; risks associated with changes in the competitive or regulatory environment in which the company operates; risks associated with prosecuting or defending allegations or claims of infringement of intellectual property rights; risks associated with significant foreign operations and international sales and investment activities, including fluctuations in foreign currency exchange rates, interest rates, and valuations of public and private equity; the volatility of macroeconomic and industry conditions and the international marketplace; risks associated with the company’s ability to retain existing personnel and recruit and retain qualified personnel; and other risks described in filings with the Securities and Exchange Commission.

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